EXHIBIT 99.1

Schedule I

The following is a summary of the Group’s investment properties as of June 30, 2026 prepared in accordance with SEC Regulation S-X 12-28 (all amounts are in millions of Argentine Pesos):

		Initial Costs		Subsequent Costs	Costs at the end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Capitalized cost, net	Fair Value adjustments	Fair value at the end of the year (*)	Date of construction	Date of acquisition
Shopping malls:
Abasto Shopping	-	7,001	182,111	16,355	7,001	198,466	205,467	36	101,251	306,754	Nov-98	Nov-99
Alto Palermo	-	26,891	293,560	155,870	26,891	449,430	476,321	60	(162,050)	314,331	Oct-90	Dec-97
Alto Avellaneda	-	12,454	120,031	46,098	12,454	166,129	178,583	9	50,824	229,416	Oct-95	Dec-97
Alcorta Shopping	-	7,527	84,309	30,030	7,527	114,339	121,866	(1)	85,404	207,269	Jun-92	Jun-97
Alto Noa Shopping	-	256	31,667	11,871	256	43,538	43,794	14	18,671	62,479	Sep-94	Mar-95
Patio Bullrich	-	6,041	110,874	14,750	6,041	125,624	131,665	(9)	(38,268)	93,388	Sep-88	Oct-98
Alto Rosario Shopping	-	27,094	13,330	40,258	27,094	53,588	80,682	(16)	151,119	231,785	Nov-04	Nov-04
Mendoza Plaza Shopping	-	7,559	53,883	41,842	7,559	95,725	103,284	(188)	(2,719)	100,377	Jun-94	Dec-94
Dot Baires Shopping	-	23,096	16,811	172,133	23,096	188,944	212,040	53	58,932	271,025	May-09	May-09
Córdoba Shopping	Antichresis	2,761	49,446	14,497	2,761	63,943	66,704	12	6,430	73,146	Mar-90	Dec-06
Distrito Arcos	-	-	-	79,236	-	79,236	79,236	21	(48,840)	30,417	Nov-09	Dec-14
Alto Comahue	-	1,878	5,318	90,220	1,878	95,538	97,416	(1)	(902)	96,513	May-06	Mar-15
Patio Olmos	-	5,693	10,601	37	5,693	10,638	16,331	(19)	(2,975)	13,337	May-95	Sep-07
Soleil Premium Outlet	-	6,086	20,507	22,413	6,086	42,920	49,006	209	59,841	109,056	Jul-10	Jul-10
Terrazas de Mayo	-	42,615	-	1,954	42,615	1,954	44,569	60	31,343	75,972	Aug-14	Dec-24
Beruti Parking Spaces	-	-	1,235	-	-	1,235	1,235	2	4,593	5,830	n/a	n/a
Los Gallegos	-	-	22,320	-	-	22,320	22,320	-	-	22,320	n/a	Jun-26
Shopping malls		176,952	1,016,003	737,564	176,952	1,753,567	1,930,519	242	312,654	2,243,415
Office and other rental properties:
Zetta building	-	15,773	-	124,946	15,773	124,946	140,719	885	53,405	195,009	Dec-18	May-19
Dot building	-	5,230	1,682	69,994	5,230	71,676	76,906	(194)	(20,837)	55,875	Sep-10	Nov-06
Bouchard Plaza 551	-	2,477	1,473	-	2,477	1,473	3,950	(3)	(286)	3,661	-	Mar-07
Others	-	2,422	6,609	2,195	2,422	8,804	11,226	-	(1,868)	9,358	n/a	n/a
Intercontinental Plaza building	-	1,436	20,099	7,285	1,436	27,384	28,820	(34)	(18,378)	10,408	Jun-96	Dec-14
Bank Boston Tower	-	3,185	2,575	-	3,185	2,575	5,760	(13)	(4,617)	1,130	Dec-14	Dec-14
Philips building	-	-	49,594	6,759	-	56,353	56,353	23	(31,022)	25,354	Jun-17	Jun-17
261 Della Paolera	-	27,081	-	10,642	27,081	10,642	37,723	145	(8,259)	29,609	Dec-20	Dec-20
Office and other rental properties		57,604	82,032	221,821	57,604	303,853	361,457	809	(31,862)	330,404

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Schedule I (Continued)

		Initial Costs		Subsequent Costs	Costs at the end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Capitalized cost, net	Fair Value adjustments	Fair value at the end of the year (*)	Date of construction	Date of acquisition
Undeveloped parcels of land
Building annexed to Dot	-	24,272	-	1,954	24,272	1,954	26,226	-	22,296	48,522	-	Nov-06
Luján plot of land	-	12,338	-	1,293	12,338	1,293	13,631	-	(1,061)	12,570	-	May-08
Caballito –Ferro plot of land	-	26,704	-	7,587	26,704	7,587	34,291	-	14,758	49,049	-	Jan-99
Annexed to Dot plot of land	-	226	-	-	226	-	226	-	(169)	57	-	Feb-17
Mendoza plot of land	-	640	-	2,460	640	2,460	3,100	-	(987)	2,113	-	Dec-16
La Plata plot of land	-	13,694	-	13,403	13,694	13,403	27,097	-	(7,987)	19,110	-	Mar-18
Alto Palermo Shopping - buildable potential	-	-	-	-	-	-	-	-	17,758	17,758	-	Dec-97
Patio Bullrich - buildable potential	-	-	-	-	-	-	-	-	16,479	16,479	-	Oct-98
Rosario District	-	-	-	-	-	-	-	-	18,961	18,961	-	Nov-04
Beruti and Coronel Díaz building	-	-	37,654	171	-	37,825	37,825	-	(24,101)	13,724	-	Jun-22
Ramblas del Plata	-	114,123	9,330	(25,576)	114,123	(16,246)	97,877	14	407,187	505,078	-	Jul-97
San Luis plot of land	-	349	-	-	349	-	349	-	(44)	305	-	Mar-08
Paseo Colón 245 Building	-	-	13,035	-	-	13,035	13,035	-	(5,909)	7,126	-	May-23
Paseo Colón 275 Parking	-	-	290	-	-	290	290	-	(66)	224	-	May-23
Conil plot of land	-	394	-	-	394	-	394	-	91	485	-	Jun-96
Neuquén plot of land	-	2,926	-	-	2,926	-	2,926	-	4,468	7,394	-	Jul-99
Av Córdoba 633/637 Building	-	-	1,371	-	-	1,371	1,371	-	(431)	940	-	Jul-23
Annexed to Alto Avellaneda Plot	-	-	19,668	-	-	19,668	19,668	-	128	19,796	-	Aug-24
Florencio Varela Plot of Land	-	-	-	202	-	202	202	-	22	224	-	Nov-24
Intercontinental Plaza II	-	-	-	-	-	-	-	-	2,671	2,671	-	Feb-98
Oeste Outlet	-	-	18,158	-	-	18,158	18,158	29	(3,337)	14,850	-	Sep-25
Perón 925 Building	-	-	976	-	-	976	976	-	1,109	2,085	-	Oct-25
Nazca and Terrada plot of land	-	-	16,100	-	-	16,100	16,100	-	(5,772)	10,328	-	Oct-25
Terrazas de Mayo - buildable potential	-	-	-	-	-	-	-	-	4,872	4,872	-	Jun-26
Undeveloped parcels of land		195,666	116,582	1,494	195,666	118,076	313,742	43	460,936	774,721
Properties under development
PH Office Park	-	-	-	802	-	802	802	-	84	886	in progress	-
Properties under development		-	-	802	-	802	802	-	84	886
Others
EH UT	-	-	-	3,813	-	3,813	3,813	-	1,616	5,429	-	Sep-17
Others		-	-	3,813	-	3,813	3,813	-	1,616	5,429
Total		430,222	1,214,617	965,494	430,222	2,180,111	2,610,333	1,094	743,428	3,354,855

(*) For the reconciliation of the carrying amount and its variations during the years ended June 30, 2026, 2025 and 2024, except for our leased out farmland, please see below:

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	06.30.2026	06.30.2025	06.30.2024
Fair value at the beginning of the year	3,111,811	3,138,801	3,874,261
Additions	98,317	99,508	24,863
Disposals	(2,544)	(12,162)	(73,767)
Transfers (i)	(70,750)	(122,810)	(51,058)
Net gain / (loss) from fair value adjustment	195,741	8,826	(635,325)
Additions of capitalized leasing costs	480	243	427
Amortization of capitalized leasing costs	(519)	(509)	(580)
Currency translation adjustment	(1)	(86)	(20)
Incorporation by business combination	22,320	-	-
Fair value at the end of the year	3,354,855	3,111,811	3,138,801

(i) Transfers mainly correspond to reclassifications from Investment properties to Trading properties or viceversa.

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